File No. 001-33459

September 28, 2011

Via EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW, Mail Stop 3720
Washington, DC 20549

Re:	Skilled Healthcare Group, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed February 14, 2011
Form 10-Q for the quarterly period ended June 30, 2011
Filed August 1, 2011
Form 8-K
Filed September 8, 2011
File No. 001-33459

Dear Mr. Spirgel:

This letter is provided by Skilled Healthcare Group, Inc. (the “Company”) in response to the comment received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff's letter dated September 14, 2011, regarding the Company's above-referenced Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Report on Form 8-K. The Company's response to the Staff's comment is set forth below following a bold italicized restatement of the Staff's comment.

Form 10-Q for the Quarterly Period Ended June 30, 2011
Industry Trends, page 22

1.
We note your response to comment one from our letter dated August 30, 2011. Per your statements, the CMS' 11.1% reimbursement rate cuts were specific to skilled nursing facilities and that your assisted living business is not dependent on Medicare reimbursement. In particular, on page 26, you disclosed that your assisted living facilities generate revenue primarily from private pay sources. We refer you to your response to comment 11 from our letter dated March 15, 2011, in which you concluded that each of your facilities is a component of the long-term care segment and can be aggregated into a single reporting unit based on their economic similarities. In light of the payor differences between your skilled nursing facilities and your assisted living facilities, it is unclear to us how these components are economically similar and can be aggregated into a single reporting unit. In order that we may better understand the basis for your conclusion, please provide us your quantitative analysis that illustrates that these facilities are economically similar. In this regard, we note that your prior analysis was based primarily on qualitative considerations.

Response: Our assisted living facilities (ALFs) and our skilled nursing facilities (SNFs) have similar quantitative economic characteristics. As previously reported to you, Adjusted Earnings Before Interest, Taxes, Depreciation, Amortization and Rent (Adjusted EBITDAR) is a key operating measurement used by our CODM and segment management to assess the operations of our businesses and allocate resources. Adjusted EBITDAR margin of our ALFs was 21.6% compared to 18.1% for our SNFs during the eight months ended August 31, 2011. As such, the Adjusted EBITDAR margins of SNFs and ALFs are both similar to the overall Adjusted EBITDAR margin of 18.2% for our long-term care segment during this period. We note that ALFs represented only 3.1% of our total revenue and 3.8% of the revenue of our long-term care segment during this period.

In determining whether reporting units have similar economic characteristics, ASC 350-20-55-6 indicates that, “Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative” (emphasis added). Using this guidance, we believe that the aggregation of the SNF and ALF components is appropriate since the components meet the majority of the qualitative criteria that are used to determine similar economic characteristics. See analysis below.

As per ASC 350-20-55-7, in determining whether the components of an operating segment have similar economic characteristics, all of the factors in paragraph 280-10-50-11 should be considered. The relevant aggregation criteria of ASC 280 include:

(1)	aggregation is consistent with the objective and basic principles of the standard,

(2)	the operating segments have similar economic characteristics, and

(3) the operating segments are similar in each of the following areas:
a) The nature of the products or services
b) The nature of the production processes
c) The type or class of customer for their products or services
d) The methods used to distribute their products or provide their services
e) If applicable, the nature of the regulatory environment (e.g., banking, insurance)

Our SNFs and ALFs, the components of the long-term care segment, are similar in all of the characteristics listed in (2) and (3) above, so we believe aggregation is consistent with the objective and basic principles of the standard (#1 above). We provide room and board and health care services to the elderly in our ALFs and SNFs (#3a and #3c above). The nature of delivering patient care is consistent throughout the ALFs and SNFs but dependent on the acuity of the resident that we serve (#3b and #3d above). Our ALFs and SNFs are regulated by federal and/or state healthcare authorities for all services they provide (#3e above).

Further, ASC 350-20-55-7 states that in determining whether the components of an operating segment have similar economic characteristics (#2 above), all of the factors in paragraph 280-10-50-11 should be considered. However, every factor need not be met in order for two components to be considered economically similar. In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in that paragraph. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in that paragraph include but are not limited to, the following (updated from the March 29, 2011 letter to address the economic similarities of the SNFs and ALFs):

a. The manner in which an entity operates its business and the nature of those operations

Comment: We have an administrative service company that provides a full complement of administrative and consultative services that allows our ALF and SNF facility operators and unaffiliated third party facility operators with whom we contract to better focus on delivery of healthcare services. Our operating subsidiaries focus on providing high-quality service to our residents and have a strong commitment to treating patients. We substantially own all of our SNFs and ALFs, which is a differentiator compared to our competitors.

b. Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent)

Comment: While cash flows are generated from each of the separate ALF and SNF facilities, there are synergies generated by the administrative services company which aids in the negotiation of contracts with managed care companies and management assistance for operations for example, and also influences the business model of patient delivery at the facilities. In addition, many of the ALF and SNF facilities are located in clusters enabling the sharing of quality control, dietary and physical plant management and other shared resources. These synergies inherent in goodwill make the recovery of goodwill economically interdependent on the facilities.

c. The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

Comment: While assets are not shared on an entity-wide basis, the administrative services company provides services such as payroll, accounts payable and regulatory functions to each of the ALF and SNF facilities (see also comments in (b) above). As such, these resources are shared on an entity wide basis.

d. Whether the components support and benefit from common research and development projects.

Comment: This factor is not significant for us, although patient care delivery protocols are consistent throughout the Company.

The fact that our ALFs and SNFs extensively share assets and other resources with each other is an indication that each component either is not a business or may be economically similar to the other.

Based on management's assessment of the above guidance, it has been determined that the SNFs and ALFs should be aggregated for the purpose of identifying the reporting units such that the long-term care reporting segment is a single reporting unit.

Form 8-K
Filed September 8, 2011
Exhibit 99.1.2

2.	We note your response to comment two from our letter dated August 30, 2011, and your statements that you “embarked upon and anticipate completing an interim goodwill impairment test in connection with the preparation and review of (y)our financial statements to be included in (y)our Form 10-Q for the quarter ended September 30, 2011, taking into account all the factors (we) noted . . . and other relevant considerations. If the results show that an impairment exists and disclosures are required, they will be included in that Form 10-Q.” However, as of the date of your response letter, you also filed a Form 8-K in which you stated that your revised 2011 guidance assumes “no goodwill or intangible asset impairment charge.” It is unclear to us why you issued a revised 2011 guidance predicated upon no goodwill or intangible asset charge, pending completion of an interim goodwill impairment test in light of potential goodwill impairment indicators. Please advise us, or qualify your disclosures in your Form 8-K as appropriate.

Response: Our guidance furnished with our September 8, 2011 Form 8-K was for Revenue, Adjusted earnings per share, Adjusted EBITDA and Adjusted EBITDAR. We respectfully submit that if a goodwill impairment charge is deemed necessary as of September 30, 2011, it would not affect Revenue and would be an add-back for purposes of (and would have no effect on) Adjusted earnings per share, Adjusted EBITDA and Adjusted EBITDAR, as defined by us. We provided this assumption in order to provide additional context to investors.

*****

In connection with the Company's responses to the Staff's comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Devasis Ghose

Devasis Ghose
Chief Financial Officer

cc (via email):

Roland Rapp, Esq., General Counsel
R. Scott Shean, Esq., Latham & Watkins
Christopher N. Felfe, Chief Accounting Officer
Thomas J. Roach, Ernst & Young